Salt Funds Trust
20 West 22nd Street, Suite 906
New York, New York 10010

March 5, 2019

VIA EDGAR TRANSMISSION

Ms. Lauren Hamilton
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Salt Funds Trust (the “Trust”)
Salt Low truBeta US Market ETF (the “Fund”)
Registration Statement on Form N-1A (the “Registration Statement”)
File Nos. 333-228903, 811-23406

Dear Ms. Hamilton:

This correspondence responds to the comment the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on March 5, 2019 with respect to the Trust’s Registration Statement. For your convenience, the comment has been reproduced with the Trust’s response following the comment.
Comment 1.	Please confirm that the Trust will include the sub-advisory fee rate in the Fund’s financial statements in the future in accordance with ASC 850-10-50 (Related Party Disclosures).
Response:	The Trust confirms that it will include the sub-advisory fee rate in the Fund’s financial statements in the future.

* * *

If you have any questions regarding the above responses, please contact the undersigned at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,
/s/ Michael D. Barolsky
Michael D. Barolsky
Senior Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator to the Trust

Appendix A

Financial Statements
Salt Funds Trust
Salt Low truBeta US Market ETF
(LSLT)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Salt Low truBeta™ US Market ETF and
Board of Trustees of Salt Funds Trust

Opinion on the Financial Statement

We have audited the accompanying statement of assets & liabilities of Salt Funds Trust comprising Salt Low truBeta™ US Market ETF (the “Fund”) as of January 31, 2019, including the related notes (collectively referred to as the “financial statement”).  In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Fund as of January 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Fund’s management.  Our responsibility is to express an opinion on the Fund’s financial statement based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement and confirmation of cash owned as of January 31, 2019, by correspondence with the custodian.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement.  We believe that our audit provides a reasonable basis for our opinion.

We have served as the Fund’s auditor since 2019.

/s/ Cohen & Company Ltd.

COHEN & COMPANY, LTD.
Milwaukee, Wisconsin
February 22, 2019

FINANCIAL STATEMENT

Salt Low truBeta™ US Market ETF
Statement of Assets & Liabilities

As of January 31, 2019
Assets
Cash at Custodian	$100,000
Total Assets	$100,000

Total Liabilities	-

Net Assets	$100,000

Component of Net Assets
Paid-in-capital	$100,000

Net Assets	$100,000

Shares issued and outstanding, $25 per share at issuance, unlimited shares authorized	4,000

The accompanying notes are an integral part of this financial statement.

Salt Low truBeta™ US Market ETF
NOTES TO THE FINANCIAL STATEMENT
January 31, 2019

1.	Organization.
Salt Funds Trust (the “Trust”), a Delaware statutory trust organized on July 27, 2018. The Trust is registered with the U.S. Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended (together with the rules and regulations adopted thereunder, as amended, the “1940 Act”), as an open-end management investment company consisting of a single series, the Salt Low truBeta™ US Market ETF (the “Fund”).

The Fund seeks to track the performance, before fees and expenses, of the Salt Low truBeta™ US Market Index (the “Index”).  The Fund uses a “passive management” (or indexing) approach to track the performance, before fees and expenses, of the Index. The Index was developed in 2018 by Salt Financial LLC, the Fund’s investment adviser and index provider, and uses an objective, rules-based methodology to measure the performance of an equal-weighted portfolio of approximately 100 large and mid-capitalization U.S.-listed stocks with the lowest levels of variability in their historical beta calculations and forecasted beta of less than 1.00. “Beta” is a calculation of an investment’s systematic risk relative to the market.

As of January 31, 2019, the Trust has had no operations other than those actions relating to organizational and registration matters, including the sale and issuance to Salt Financial LLC (the “Sole Shareholder”) of 4,000 shares of the Fund.  The proceeds of the 4,000 shares were held in cash.  The Fund currently offers one class of shares that has no front-end sales load, no deferred sales charge and no redemption fee.  The Fund may issue an unlimited number of shares (“Shares”) of beneficial interest, with no par value.  All shares of the Fund have equal rights and privileges.

The Fund expects to offer and issue shares (“Shares”) at their net asset value (“NAV”) only in aggregations of a specified number of Shares (each, a “Creation Unit”). The Fund intends to generally offer and issue Shares in exchange for a basket of securities included in its Index (together “Deposit Securities” or each a “Deposit Security”) together with the deposit of a specified cash payment (“Cash Component”). The Trust reserves the right to permit or require the substitution of a “cash in lieu” amount (“Deposit Cash”) to be added to the Cash Component to replace any Deposit Security. Shares are expected to be listed on Cboe BZX Exchange, Inc. (the “Exchange”) and trade on the Exchange at market prices that may differ from the Shares’ NAV. Shares are also redeemable only in Creation Unit aggregations, primarily for a basket of Deposit Securities together with a Cash Component. A Creation Unit of the Fund generally consists of 25,000 Shares, though this may change from time to time. Creation Units are not expected to consist of fewer than 25,000 Shares. As a practical matter, only institutions or large investors, known as “Authorized Participants” or “APs,” purchase or redeem Creation Units. Except when aggregated in Creation Units, Shares are not redeemable securities.

Shares may be issued in advance of receipt of Deposit Securities subject to various conditions, including a requirement to maintain on deposit with the Trust cash at least equal to a specified percentage of the value of the missing Deposit Securities, as set forth in the Participant Agreement.  The Trust may impose a transaction fee for each creation or redemption. In all cases, such fees will be limited in accordance with the requirements of the SEC applicable to management investment companies offering redeemable securities. As in the case of other publicly traded securities, brokers’ commissions on transactions in the secondary market will be based on negotiated commission rates at customary levels.

2.	Significant Accounting Policies.
The Fund is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946 Financial Services – Investment Companies.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

Indemnifications
In the normal course of business, the Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Fund’s maximum exposure under these arrangements cannot be known; however, the Fund expects any risk of loss to be remote.

Cash
Cash includes non-interest bearing non-restricted cash with one institution.

Income Taxes
The Fund intends to elect to qualify to be taxed as a “regulated investment company” as defined in Subtitle A, Chapter 1, Subchapter M of the Internal Revenue Code, as amended (the “Code”).  No provision has been made for federal income taxes as it is the intention of the Fund to comply with the provisions of the Code applicable to regulated investment companies and to make distributions of income and realized gains sufficient to relieve it from all or substantially all excise and income taxes.

Organizational and Offering Costs
All organizational and offering costs for the Trust and the Fund will be borne by the Adviser (defined below).  The Trust and the Fund do not have an obligation to reimburse the Adviser for organization and offering costs paid on their behalf.

3.	Agreements.
Salt Financial LLC (the “Adviser”), serves as investment adviser to the Fund and has overall responsibility for the general management and administration of the Fund. The Adviser also arranges for sub-advisory, transfer agency, custody, fund administration, and all other related services necessary for the Fund to operate. For the services it provides to the Fund, the Fund pays the Adviser a unified management fee, which is calculated daily and paid monthly, at an annual rate of 0.29% of the Fund’s average daily net assets.

Under the Investment Advisory Agreement (the “Advisory Agreement”), the Adviser agrees to pay all expenses of the Trust and each Fund, except for: (i) brokerage expenses and other fees, charges, taxes, levies or expenses (such as stamp taxes) incurred in connection with the execution of portfolio transactions or in connection with creation and redemption transactions (including without limitation any fees, charges, taxes, levies or expenses related to the purchase or sale of an amount of any currency, or the patriation or repatriation of any security or other asset, related to the execution of portfolio transactions or any creation or redemption transactions); (ii) legal fees or expenses in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith; (iii) compensation and expenses of counsel to the Trustees of the Trust who are not officers, directors/trustees, partners or employees of the Adviser or its affiliates (the “Independent Trustees”); (iv) extraordinary expenses (in each case as determined by a majority of the Independent Trustees); (v) distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act; (vi) interest and taxes of any kind or nature (including, but not limited to, income, excise, transfer and withholding taxes); (vii) any fees and expense related to the provision of securities lending services; and (viii) the advisory fee payable to the Adviser hereunder. The internal expenses of pooled investment vehicles in which a Fund may invest (acquired fund fees and expenses) are not expenses of the Trust and are not paid by the Adviser.

Penserra Capital Management, LLC intends to serve as the Sub-Adviser (the “Sub-Adviser”) to the Fund. The Sub-Advisor has overall responsibility for selecting and continuously monitoring the Fund’s investments. The Adviser has overall responsibility for overseeing the investment of the Fund’s assets, managing the Fund’s business affairs and providing certain clerical, bookkeeping and other administrative services for the Trust.

U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services (“Fund Services”), an indirect subsidiary of U.S. Bancorp, intends to serve as the Fund’s fund accountant, administrator and transfer agent pursuant to certain fund accounting servicing, fund administration servicing and transfer agent servicing agreements. U.S. Bank National Association, a subsidiary of U.S. Bancorp and parent company of Fund Services, intends to serve as the Fund’s custodian pursuant to a custody agreement. Compass Distributors, LLC intends to serve as the Fund’s distributor pursuant to a distribution agreement.

The Fund has adopted a Distribution and Service (12b-1) Plan, pursuant to which payments of up to 0.25% of the average daily net assets may be made by the Fund. The Board of Trustees of the Fund has determined that no such payment will be made, and there are no plans in place to implement the fee.

4.	Beneficial Ownership.
The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the 1940 Act. As of the date of this financial statement, the Adviser owned 100% of the outstanding shares of the Fund.

5.	Transactions with Affiliates.
Certain officers and a trustee of the Trust are affiliated with the Adviser.  The affiliated trustee and the Trust’s officers receive no compensation from the Fund.

6.	Subsequent Events.
In preparing this financial statement, Management has evaluated events and transactions for potential recognition or disclosure through the date this financial statement was issued. There were no events or transactions that occurred during the period subsequent to January 31, 2019, that materially impacted the amounts or disclosures in the Fund’s statement.